February 09, 2026.	510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

(Amended; SEE THE HIGHLIGHTED)

Subject: MAKO MINING CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	January 02, 2026
Record Date for Voting (if applicable) :	January 02, 2026
Beneficial Ownership Determination Date :	January 02, 2026
Meeting Date :	March 03, 2026
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	56089A400	CA56089A4000

Sincerely,

Computershare

Agent for MAKO MINING CORP.